One River Carbon Neutral Bitcoin Trust
c/o One River Digital Asset Management, LLC
3 River Road
Cos Cob, CT 06087

March 7, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	One River Carbon Neutral Bitcoin Trust
(File Nos. 333-256407)

Ladies and Gentlemen:

On behalf of One River Carbon Neutral Bitcoin Trust (the “Trust”), we request, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of the Trust’s registration statement on Form S-1, as amended (File No. 333-256407), which were filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 24, 2021 (via EDGAR Accession No. 0001104659-21-070846) and on October 6 2021 (via EDGAR Accession No. 0001104659-21-123561) (the “S-1 Filings”).

We believe that withdrawal of the S-1 Filings is consistent with the public interest and the protection of investors because: (1) the S-1 Filings were prepared in connection with a proposed initial public offering of the Trust’s shares that is no longer contemplated; (2) no securities were sold in connection with this offering; and (3) the S-1 Filings did not become effective.  The Trust requests, in accordance with Rule 457(p) under the 1933 Act, that all fees paid to the Commission in connection with the S-1 Filings be credited for future use.  The Trust understands that, pursuant to Rule 477(b) of the 1933 Act, this application of withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Trust that the application for withdrawal has not been granted.

If you have any questions regarding this application for withdrawal, do not hesitate to contact Susan I. Gault-Brown at (202) 507-5171.

Sincerely,

/s/Jasmine Burgess
Jasmine Burgess
Chief Operating Officer
Coinbase Asset Management LLC
(formerly trading as One River Digital Asset Management, LLC)